August 31, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief
                Tim Buchmiller, Senior Attorney
                Celia Soehner, Attorney

Re: Mattson Technology, Inc.
      Form 10-K for the fiscal year ended December 31, 2009
      Filed March 5, 2010
      File No. 000-24838

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated August 17, 2010 (the "Comment Letter") related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the fiscal year ended December　31, 2009

Item 10. Directors and Executive Officers of the Registrant, page 74

  We refer to your disclosure under "Director Nomination and Qualification" of your definitive proxy statement that you have incorporated by reference into your Form 10-K and note that your nominating and governance committee "considers a mix of attributes, including...diversity" in nominating candidates to the board of directors. Please tell us and revise your future filings to explain in greater detail how the nominating and governance committee considers diversity in evaluating director nominees and to clarify whether the committee has a policy with regard to the consideration of diversity in identifying director nominees. If the committee does have such a policy, please tell us and expand your disclosure in future filings to describe how the policy is implemented and how the committee assesses the policy's effectiveness. See Regulation　S-K Item 407(c)(2)(vi).

  Response:

  At this time, we do not have a formal policy or written criteria regarding diversity to select individuals for consideration in filling out our board positions. Our Nominating and Governance Committee, as detailed in its charter and in our Corporate Governance Guidelines determines and evaluates all of the criteria, including diversity, with respect to our directors.

  Our current directors bring a strong and unique background and set of skills to the board that contributes a wide amount of competence and experience in a number of areas. When identifying candidates, we take into account the present and future needs of the board and the committees. As an example, depending on the current composition of the board at the time of an opening, a candidate meeting the requirements of a financial expert may be considered above that of one with technological or regional expertise. We also consider character, judgment and integrity and may

Securities and Exchange Commission
Re: Mattson Technology, Inc.
August 31, 2010

  evaluate the candidates through reference checks, background verification and reputation in the business community.

  On page 28 of our definitive proxy statement, we note that the Nominating and Governance Committee considers a number of different criteria in evaluating our director nominees, including "diversity-diversity being broadly construed to mean a variety of opinions, perspectives and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating business experiences and characteristics."

  In future filings, we will clarify that the committee does not have a policy with respect to diversity and the committee's consideration of diversity for director nominees.

  We refer to your disclosure under "Board Leadership Structure" on page 29 of your definitive proxy statement. In future filings, please revise this section to clarify, if true, that two individuals serve in the positions of principal executive officer and chairman of the board. See Regulation　S-K Item 407(h). Furthermore, please tell us and revise your future filings to disclose why you have determined that your leadership structure is appropriate, given your specific characteristics or circumstances.

  Response:

  We can confirm that two separate individuals do serve as principal executive officer and chairman of the board. David L. Dutton has served as Chief Executive Officer and as a Director since December 2001. Kenneth Kannappan has served as Director since July 1998 and Chairman since June 2008.

  Pursuant to our Corporate Governance Guidelines, we do not have a fixed rule as to whether there should be a split in the individuals who occupy the positions of principal executive officer and chairman of the board, but rather the board makes a determination of what is best for us at any given time. We currently believe that with an independent director serving as chairman, the interests of the shareholders are well represented and that proper governance is maintained. Under our current structure of having separate individuals serve in these roles, we believe that the chairman of the board can, for example: provide support and advice to the chief executive officer; collaborate with the chief executive officer on setting a strategic direction for the company; manage the board and committee meetings, processes and communications in conjunction with management; preside over executive or independent sessions of the board when management, including the chief executive officer, is not present; and work with the board, appropriate committees and management on issues of management succession.

  In future filings we will provide a description of our board leadership structure, including, as appropriate, the fact that we have two individuals that serve in the positions of principal executive officer and chairman of the board, and why we have determined that such leadership structure is appropriate for us.

Securities and Exchange Commission
Re: Mattson Technology, Inc.
August 31, 2010

  Item 11. Executive Compensation, page 74

  We note your disclosure under Assessment of Compensation and Risk on page 18 of your proxy statement. Please describe the process you undertook to reach the conclusion that disclosure pursuant to Regulation　S-K item 402(s) is not necessary. For example, your response should detail how your compensation program's focus "on both the short- and long-term operational and financial goals" and how your "`very limited incentive compensation programs" led to such conclusion.

  Response:

  In evaluating the disclosure required in response to Item 402(s) of Regulation S-K, our management, including members of our human resources department, reviewed our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. Our management presented to and worked with the Compensation Committee of our board and an independent compensation consultant to the Compensation Committee to make such compensation risk assessment and conclusions. As part of this process, the Compensation Committee was provided with data regarding employee turnover and morale, our equity grant history, competitive executive compensation, recent shareholder returns and the overall financial performance, and conducted a detailed evaluation and discussion during its meeting on November 30, 2009. As a result of this process, we concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on us.

  In making such determination, we believe that the mix and design of the following elements of executive compensation limit the ability of executive officers to benefit from taking unnecessary or excessive risks: while individual business unit executives may have a mixture of unit and corporate goals, the compensation goals of our officers are set on overall company performance; all performance targets are set on yearly targets that include both short term financial goals as well as long term product development initiatives; and all short and long term performance goals are regularly reviewed and evaluated by the management team during the year.

  In addition, we feel there is appropriate oversight of risk as identified under "Risk Oversight" on page 30 of our definitive proxy statement. Included in the oversight of risk in compensation plans are the following:

    Quarterly board meetings where the short-term financial situation is reviewed.

    Quarterly Audit Committee meetings where the financial statements are discussed at length including executive sessions between the committee and our outside auditing firm.

    Quarterly review and approval by the Audit Committee of the press release regarding the company's current financial results and guidance for the upcoming quarter.

    Yearly strategy reviews where the board assesses our strategic plan.

Securities and Exchange Commission
Re: Mattson Technology, Inc.
August 31, 2010

    Yearly approval by the board of our annual operating plan.

  In addition, we believe that we have in place controls relating to incentive plans affecting all employees that are intended to discourage unnecessary and excessive risk taking. Finally, as noted in our definitive proxy statement, we have very limited incentive compensation programs for our executive officers that would lead to risks.

  As noted in our "Assessment of Compensation and Risk" disclosure in our definitive proxy statement, based upon the process described above, we determined that the executive compensation programs do not encourage excessive and unnecessary risk-taking.

  Item 13. Certain Relationships and Related Transactions..., page 74

  We refer to your disclosure in the second paragraph on page 33 of your proxy. Please tell us and revise your future filings to describe your policies and procedures for the review, approval or ratification of any transaction required to be reported pursuant to Regulation　S-K Item 404(a). Your revised disclosure should indicate what parameters are used in evaluating related person transactions and describe how your policies and procedures are evidenced. Refer to Regulation　S- K Item 404(b)(1). See also Question 130.06 of the Regulation　S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

  Response:

  The Audit Committee, pursuant to its charter, is responsible for the review and approval of related party transactions required to be reported per Regulation S-K Item 404(a). We have implemented various procedures in order to ensure the review, approval or ratification by our Audit Committee of any related party transactions, including:

    All of our directors and executive officers are subject to our Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct requires conduct to avoid actual or apparent conflicts of interests, and required communications to our Compliance Officer of any actual conflict of interest. The standard of conflicts of interest in the Code of Ethics and Business Conduct is more stringent and would cover a broader number of transactions than would be deemed to be a related party transaction under Regulation S-K Item 404(a).

    On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with the company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. We review our relationships with any entity employing a director or on which a director currently serves as a member of the board.

Securities and Exchange Commission
Re: Mattson Technology, Inc.
August 31, 2010

    As an additional procedural step, our board reviews all relevant transactions or relationships between each director and the company, senior management and the company's independent auditors. During this review, the board considers whether there are any transactions or relationships between directors or any of their immediate family members (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of the Company's senior management or their affiliates.

    Historically, we have not had any commercial relationships with any 5% stockholders as they have traditionally been investment funds. In the event that we have a potential related party in the future with stockholders holding more than 5% in the company, our Audit Committee, working with management, would evaluate such related party transactions.

  In future filings we will provide disclosure to describe our policies and procedures for the review, approval or ratification of any transaction required to be reported pursuant to Regulation S-K Item 404(a), consistent with our description above.

___________

Additionally, in response to your request, we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 510-492-6530. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 510-492-5963. Thank you for your assistance.

Sincerely,
/s/ Andy Moring
Andy Moring, Chief Financial Officer
Mattson Technology, Inc.

Securities and Exchange Commission
Re: Mattson Technology, Inc.
August 31, 2010

cc: David Dutton, President and Chief Executive Officer, Mattson Technology, Inc.
      Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
      Michael A. Occhiolini, Wilson Sonsini Goodrich & Rosati, P.C.